Exhibit 12.1
Statement Setting Forth Detail for Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)
	Years Ended December 31,
	2016	2015	2014	2013	2012
Fixed Charges
Interest expense	$10,634	$7,894	$8,854	$12,673	$22,932
Earnings
Income (loss) before income taxes	$8,804	$12,428	$8,214	$115,511	$(151,767)
Add: Interest expense	10,634	7,894	8,854	12,673	22,932
Total Earnings	$19,438	$20,322	$17,068	$128,184	$(128,835)
Ratio of earnings to fixed charges	1.8x	2.6x	1.9x	10.1x	(5.6)x